EXHIBIT 12(A)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
SALTON, INC.

	39 Weeks
	Ended
	March 31, 2007	Year Ended
(In thousands, except ratios)	(Unaudited)	2006	2005	2004	2003

Fixed Charges
Interest and amortization of debt issuance costs on all indebtedness	$28,817	$36,968	$51,703	$39,783	$40,109
Add interest element implicit in rentals	2,188	2,959	3,296	3,443	3,500

Total fixed charges	$31,005	$39,927	$54,999	$43,226	$43,609

(Loss) Income

(Loss) Income from continuing operations before income taxes	$(51,340)	$(65,805)	$(76,265)	$(131,194)	$10,071
Add fixed charges	31,005	39,927	54,999	43,226	43,609

(Loss) Income from continuing operations before fixed charges and income taxes	$(20,335)	$(25,878)	$(21,266)	$(87,968)	$53,680

Ratio of earnings to fixed charges	(0.66)	(0.65)	(0.39)	(2.04)	1.23